UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Amira Nature Foods, Ltd is referred to herein as “us”, “we”, “our” or the “Company”

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Item 5.02 Appointment of Chief Financial Officer and Independent Director; Departure of Chief Financial Officer

On August 11, 2017, Amira Nature Foods, Ltd (the “Company”) appointed Mr. Varun Sethi as the Company’s new Chief Financial Officer, and has accepted the resignation of Mr. Bruce C. Wacha, the Company’s current Chief Financial Officer upon effectiveness of Varun Sethi’s appointment on August 21, 2017. Bruce C. Wacha will continue to serve as a director of the Company. There was no dispute or disagreement between Mr. Wacha and the Company on any matter relating to the Company’s accounting practices, financial statements or operations.

Effective August 11, 2017, the Company appointed Nathalie Dauriac as an Independent Director of the Company.

Varun Sethi

Mr. Varun Sethi, age 36, was appointed as our Chief Financial Officer on August 11, 2017. From April 2012 to April 2013 and from July 2016 to present, Varun Sethi has worked for Amira, as part of its corporate finance and financial reporting team. From November 2015 to September 2016, Varun Sethi worked for Protiviti Consulting (formerly Arthur Anderson Consulting) based in Delhi NCR providing transaction and financial advisory services involving accounting advisory for International Financial Reporting Standards (“IFRS”) and U.S. Generally Accepted Accounting Principles (“GAAP”) for Indian and multinational global businesses. Varun Sethi also held positions at Ernst & Young, Grant Thornton. Varun Sethi’s professional experience includes capital markets and transactions advisory, financial due diligence and valuations, including IFRS & US GAAP advisory for Indian and multinational global companies, and statutory audit and risk audits of businesses in consumer goods and services, real estate, pharmaceuticals and manufacturing sectors.

Mr. Varun Sethi received his Chartered Accountancy degree from Institute of Chartered Accountants of India in July of 2004 and attained a Bachelors of Commerce (Honours) degree from the University of Delhi, India in May of 2003. In February of 2007, Varun Sethi became a Certified Information Systems Auditor from the Information Systems Audit and Control Association (“ISACA”).

Nathalie Dauriac

Ms. Nathalie Dauriac, age 39, has been appointed as an independent director of the Company effective August 11, 2017. In February of 2015, Nathalie Dauriac founded Hay Hill Wealth Management, a wealth manager located in London, England and since such time has seved as its Chief Executive Officer. In November of 2009 Nathalie Dauriac founded Signia Wealth, a private banking and asset management company in London, England and served as its Chief Executive Officer until December 2014.

Nathalie Dauriac received a Post-Graduate Diploma in Management Studies from Queens College, Cambridge University in May 2000. Since July of 2012 Nathalie Dauriac served as the Director of the Young Presidents’ Organization – London Mayfair Chapter.

Bruce C. Wacha

Mr. Bruce C. Wacha, age 45, will continue service as a non-executive Director of the Company. From June 2014, until his resignation, he served as our Chief Financial Officer and Director. Mr. Wacha was responsible for the Company’s corporate finance, accounting and audit functions. In addition, he was also involved in the management of the Company’s U.S. and global business strategy, corporate planning and governance. Mr. Wacha joined the Company with more than 15 years of experience in the financial services industry and has advised corporate clients across the food, beverage and consumer products landscape. Mr. Wacha has held positions at Deutsche Bank Securities, Merrill Lynch & Co., Inc. and Prudential Securities, Inc., and was a key advisor to the Company on the Company’s initial public offering while at Deutsche Bank. Mr. Wacha received a Bachelor of Arts and a Master of Business Administration from Columbia University’s Columbia College and Columbia Business School, in May 1995 and August 2004, respectively.

Forward-Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our operations and expansion plans;

•	our future business development, results of operations, financial condition and financial statements;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Exhibits

99.1 Press release, dated August 11, 2017, regarding Amira Nature Foods, Ltd Appointment of New Chief Financial Officer and Independent Director.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:   /s/ Bruce C. Wacha

Name: Bruce C. Wacha

Title: Chief Financial Officer

Date: August 11, 2017